BRANDON J. CAGE

Pacific Life Insurance Company

Assistant Vice President

Managing Associate General Counsel

Office of General Counsel

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

February 2, 2022

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Life Insurance Company

Pacific Select Exec Separate Account – File No. 811-05563

Initial Registration Statement on Form N-6

Pacific Protector VUL - File No. 333-260417

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Exec Separate Account of Pacific Life (811-05563). Set forth below are responses to Staff comments dated December 21, 2021, received in connection with the above referenced Initial Registration Statement on Form N-6, filed October 22, 2021.

GENERAL

1.	Staff Comment: Please confirm that all missing information, including missing examples to the various Riders, and all exhibits will be filed in pre-effective amendments to the Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

Response: We hereby confirm that any missing information, including missing examples, and any additional exhibits will be included and filed via a pre-effective amendment to this Registration Statement.

2.	Staff Comment: Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

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Response: Duly noted.

3.	Staff Comment: Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy issued by the Separate Account.

Response: Other than reinsurance contracts, we hereby confirm that there are no third-party support agreements; the Company is primarily responsible for paying out any guarantees associated with the Policies.

REGISTRATION STATEMENT FACING PAGE

4.	Staff Comment: Please correct the 1933 Act registration statement number on the facing page of the Registration Statement.

Response: We added the registration statement number to the facing page.

PROSPECTUS

General

5.	Staff Comment: Please format the Prospectus to assist with investor comprehension. For example, (a) please set off headings and subheadings from the rest of the text, (b) use defined terms consistently throughout the document, and (c) when defining a term in the body of the Prospectus, consider putting the term in bold or otherwise setting it off from the rest of the text. [General Instruction C.1.(a).]

Response: Duly noted.

Cover page

6.	Staff Comment: Please insert “universal” immediately before “life insurance policy” in the first line.

Response: We made the requested modification.

7.	Staff Comment: Please add, “plus any Policy charges and fees deducted less Policy debt” at the end of “[u]pon cancellation, you will receive either a full refund of the amount you paid with your application or your total Policy value.”

Response: We made the requested modification.

Table of Contents

8.	Staff Comment: In the electronic versions of the summary and statutory Prospectuses and SAI, please add hyperlinks to the headings and subheadings in the Tables of Contents to link directly to the relevant sections in the document.

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Response: We will add hyperlinks or other means of facilitating access to that information through equivalent methods or technologies. Please note, we will not be utilizing summary prospectuses at this time.

9.	Staff Comment: Please include the titles of the major subheadings under About Pacific Life in the Table of Contents. Please ensure that all major subheadings are listed under each heading in the Table of Contents.

Response: We made the requested modification.

Special Terms

10.	Staff Comment: The definition of Basic Life Coverage Layer states that “[t]he Face Amount of a Basic Life Coverage Layer that is added after issue may be decreased to zero, but it cannot be terminated.” Please supplementally explain why a Policy could not be terminated.

Response: The disclosure only applies to additional coverage “added after issue” that an owner may add then decrease later but does not affect the initial coverage provided under the Policy. This does not hinder the owner’s ability to terminate or surrender the Policy.

11.	Staff Comment: The term Fund is defined as “DFA Investment Dimensions Group Inc., Fidelity Variable Insurance Products Funds, Neuberger Berman Advisers Management Trust, Pacific Select Fund, and The Vanguard Group, Inc.” However, the Company defines Fund in the introductory paragraph of this section as “one of the funds providing underlying portfolios for the Variable Investment Options offered under the Policy.” Please consider whether a definition is needed to refer to the trusts of which the Funds are series or otherwise correct the inconsistent definitions.

Response: For clarity, we will keep the “Fund” definition but remove the trust names and replace with the general description. The definition will now state the following:

“Fund – one of the funds providing underlying portfolios for the Variable Investment Options offered under the Policy.”

12.	Staff Comment: In the definition of Grace Period, if accurate, please change the reference to “total monthly charge” to “Monthly Deductions.”

Response: We made the requested change and also made applicable changes throughout the prospectus.

13.	Staff Comment: With respect to the definition of Illustration, please add (a) “hypothetical future” immediately before “Policy benefits based on,” (b) “Option” immediately following “Death Benefit,” and (c) if accurate, “any Riders requested,” immediately following “premium payments.” Please conform the description of the term Illustration elsewhere in the Prospectus to this definition, as revised.

Response: We made the requested modification and modified illustration descriptions that appear elsewhere in the Prospectus for consistency. The definition now states the following:

“Illustration – a display of hypothetical future Policy benefits based on the assumed Age

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and Risk Class of an Insured, Face Amount of the Policy, Death Benefit Options, planned premium payments, any Rider requested, and historical or hypothetical gross rate(s) of return.”

Important Information You Should Consider About the Policy

14.	Staff Comment: Please supplementally confirm that the key information table cross-references in the electronic versions of the summary and statutory Prospectuses will link directly to the location in the statutory Prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. [Instruction 1(b) to Item 2.]

Response: We confirm that we will comply with the requirements of the above referenced instruction.

Fees and Expenses

—Charges for Early Withdrawals

15.	Staff Comment: In the left-hand column, please delete “(surrender charge)” after Charges for Early Withdrawals. [Instruction 1(a) to Item 2.]

Response: We made the requested modification.

16.	Staff Comment: In the first sentence please express the maximum surrender charge as a percentage of the Basic Face Amount. [Instruction 2(a) to Item 2.]

Response: We made the requested modification.

—Ongoing Fees and Expenses (annual charges)

17.	Staff Comment: In the first sentence please add (a) “including charges on any Policy loan” immediately following “the cost of optional benefits available under the Policy,” and (b) “(except Policy loan charges)” immediately following “and such fees and expenses.” In the second sentence, please add “you choose” immediately following “expenses associated with the Funds.”

Response: We made the requested modifications.

18.	Staff Comment: Please bold the headings to the table. [Instruction 2(c)(ii) to Item 2.]

Response: We made the requested modification.

Risks

—Not a Short-Term Investment

19.	Staff Comment: Revise the last sentence to reflect that Surrender Charges apply for 15 years for each Basic Coverage Layer added to the Policy.

Response: We made the requested modification. Please that the new surrender charge

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period is 14 years. We made disclosure changes throughout the prospectus to reflect the change from 15 to 14 years.

—Risks Associated with Investment Option

20.	Staff Comment: Please add “and Fixed Account” immediately following “e.g., Funds.”

Response: We respectfully decline to add a general account investment option to this part of the disclosure which is focused on variable investment options that do not have a fixed rate of return. The existing disclosure is also consistent with Instruction 3(c) to Item 2.

—Insurance Company Risks

21.	Staff Comment: In the right-hand column please also provide a cross-reference to the “About Pacific Life” section of the Prospectus. [Instruction 1(b) to Item 2.]

Response: We made the requested modification.

Restrictions

—Investments

22.	Staff Comment: Please disclose that an investor may allocate all of her premiums to the Funds listed under FUNDS AVAILABLE UNDER THE POLICY APPENDIX or to the Fixed Account.

Response: We respectfully decline to add the additional disclosure. This section concerns “restrictions” on investments and the requested disclosure is inconsistent with the instructions and focus of this section. We do cover how premiums can be allocated among variable and fixed options along with a cross reference in the new Overview of the Policy - Premiums section.

23.	Staff Comment: Please revise the first sentence to take into account that transfers to or from the Fixed Account will be counted towards the 25 allowed transfers during each calendar year.

Response: We made the requested modification.

—Optional Benefits

24.	Staff Comment: In the third sentence, the Company states that not all riders may be available for all policies. If this statement means that some riders may not be available through all intermediaries, please describe all intermediary-specific variations in the State Law Variations Appendix to the statutory Prospectus and revise the title of that Appendix and any cross references thereto accordingly. [Instruction to Item 8(a).]

Response: The disclosure in question does not refer to any intermediary-specific variation and is really an extension of the state availability concept which is already stated. To avoid any confusion, we removed the disclosure.

25.	Staff Comment: Please remove “[w]e may stop offering an optional benefit at any time for new purchases.” The statement is not relevant to investors who purchase the Policy under this

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Prospectus.

Response: We respectfully decline to remove the disclosure. We do have the right to discontinue a particular optional benefit to new sales on a going forward basis.

26.	Staff Comment: Since there is only one Rider that limits Investment Options, revise the last sentence to state that if an investor purchases the Flexible Duration No-Lapse Guarantee Rider, the investor must allocate 100% of her Accumulated Value among the allowable Investment Options as indicated under FUNDS AVAILABLE UNDER THIS POLICY APPENDIX— Allowable Investment Options.

Response: We made the requested modification.

Taxes

27.	Staff Comment: In the second sentence, please replace “Distributions may” with “Withdrawals will.” [Instruction 5 to Item 2.]

Response: We made the requested modification.

28.	Staff Comment: Please add “or individual retirement plan (IRA)” at the end of the third sentence. [Instruction 5 to Item 2.]

Response: We respectfully decline to make the requested modification. Although the Instruction references IRAs, life insurance policies cannot be held in or as an IRA and including such reference may cause confusion to the investor.

Conflicts of Interest

29.	Staff Comment: The first sentence states that some life insurance producers may receive compensation in the form of “commissions, additional payments, and non-cash compensation.” Disclosure in the statutory Prospectus states that “selling broker dealers may receive additional payments in the form of cash, other special compensation or reimbursement of expenses.” Please reconcile.

Response: We made modifications to the Conflicts of Interest table for consistency and added additional disclosure from the “Distribution Arrangements” section (the disclosure referenced above) to include additional compensation paid, if any, to a broker dealer.

Overview of the Policy

Purpose

30.	Staff Comment: Please change references to “[a] life insurance policy” in the second sentence and “a variable life insurance policy” in the third and fourth sentences to “this Policy” in each instance.

Response: We made the requested modifications.

31.	Staff Comment: In the second sentence, please briefly explain how the Policy helps to meet “other long- term financial objectives.”

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Response: For this Policy the death benefit is the focus. We removed the reference to other long-term financial objectives.

32.	Staff Comment: In the last sentence of the section, please replace “and other selections made” with a brief explanation of the selections to be made.

Response: We modified the last sentence that referred to “Illustrations” to be consistent with the revisions made to the Illustration definition in the Special Terms section and throughout the prospectus where applicable.

Premiums

33.	Staff Comment: The Company states in the fourth sentence that “[t]here is no guarantee that your Policy will not lapse even if you pay your planned premium.” Please briefly explain here why the Policy may lapse, even if a Policy holder pays the planned premiums (i.e., if the Cash Surrender Value, less any Policy Debt, is less than the Monthly Deduction on the day the deduction is made). Please briefly discuss the operation of the Grace Period if the Policy is in default, including the notice to be provided and whether the Policyholder may have an opportunity to make an additional payment to keep the Policy in force. Also, reference the no-lapse guarantee riders (e.g., the Policy will not lapse so long as the conditions of the riders are satisfied) and provide a corresponding cross-reference.

Response: We added the following disclosure [new disclosure is underlined for your reference]:

“There is no guarantee that your Policy will not lapse even if you pay your planned premium. Your Policy may lapse if the Net Cash Surrender Value is less than the Monthly Deduction due on the date the deduction is made. If this occurs, your Policy will enter its Grace Period. The Grace Period is 61 days from the date we send you a notice that explains the sufficient amount to pay to keep your Policy In Force. During the Grace Period, your Policy will remain In Force and continue to provide a death benefit. If sufficient premium has not been made within the Grace Period, your Policy will lapse. You should consider a periodic review of your Policy with your life insurance producer. This Policy also offers riders that provide no-lapse protection for a certain period if rider conditions are met. See the Short-Term No-Lapse Guarantee Rider and Flexible Duration No-Lapse Guarantee Rider in the OTHER BENEFITS AVAILABLE UNDER THE POLICY section.”

34.	Staff Comment: Please move the last sentence of the section discussing Investment Option transfer services to the next section (Policy Features—Optional Benefits as “Other Benefits” under the Policy). Consider briefly describing each benefit. Per the SAI, disclose that a Policy Owner may only participate in one transfer service at any time.

Response: We moved the disclosure and made additional changes to the Optional Benefits section to provide clarity. The “Other Benefits Available Under the Policy” section contains a brief description of each benefit so we will not make changes to this section (benefit descriptions added as per Staff Comment 62).

Policy Features

—Death Benefit

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35.	Staff Comment: Please disclose whether Policy charges vary depending on which Death Benefit Option is selected.

Response: We made the requested modification.

—Withdrawals

36.	Staff Comment: Please also disclose that withdrawals are subject to a withdrawal processing fee and may reduce Policy values and the Death Benefit.

Response: We made the requested modification.

—Loans

37.	Staff Comment: The disclosure states that loans may have tax consequences. Please disclose any other potentially negative consequences to borrowing under the Policy (e.g., the loan collateral will not participate in the investment experience of the Investment Options and will not be available to pay for any Policy charges, and loans may reduce Accumulated Value and the Death Benefit whether or not the loan is repaid, and increase the risk of lapse). Please also disclose the purpose of loans.

Response: We made the requested modifications.

—Optional Benefits

38.	Staff Comment: The disclosure states that the Policy “offers several optional benefits and riders.” Please explain the difference between benefits and riders in this sentence. Should the reference instead be to “optional benefit riders”?

Response: We modified the section since we also moved down the transfer services (See Staff Comment 34). The section has been further modified for clarity.

39.	Staff Comment: Following the list of Riders available, consider including cross references to Other Benefits Available under the Policy and Optional Riders and Benefits where the riders are discussed.

Response: We added cross references where additional rider information can be found.

Fee Tables

Transaction Fees

—Maximum Sales Charge Imposed on Premiums (Load)

40.	Staff Comment: Please add the following transaction fees to the table: (a) the $100 fee for Risk Class change discussed on Page 76 of the Prospectus and (b) the $25 fee for withdrawals under the Automated Income Program.

Response: We added fee disclosure regarding the withdrawals under the Automated Income Program which is the same as any withdrawal. We confirmed there is no fee for a Risk Class change so that was removed from the body of the prospectus. Finally, there is a new entry to

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the fee table for the evaluation of insurability when non-scheduled requests for face amount increases are made. All of the aforementioned fees are not currently imposed as noted in the fee table and the body of the prospectus.

41.	Staff Comment: Under When Charge is Deducted, please clarify in the disclosure that Basic Premium Load and General Account Surplus Premium Load do not apply to internal premiums as a result of replacement or conversion of a variable life policy the Policy Owner has with the Company.

Response: To not impede or obscure the existing Premium disclosure, we added a new footnote to cover the requested modifications for this Staff Comment and for Staff Comment 42 below.

42.	Staff Comment: The disclosure states that an internal premium load is charged upon receipt of a replacement or conversion of an existing policy the Policy Owner has with the Company. Please supplementally describe the types of policies that the Policy can be converted to (e.g., can a Policy Owner convert into another variable life policy?). If the exchanges may be made into another variable life policy, please explain how the imposition of an internal premium load complies with the relative net asset value requirements of Rule 11a-2 under the 1940 Act.

Response: Similar to prior changes we made to disclosure for the Conversion rider (which is reflected in How the Rider Works section of the Conversion rider in this Protector VUL product) if the transfer involves a variable universal life policy as the source and target, no surrender charge or premium load will be incurred to ensure that the amount transferred from the old policy to the new policy is consistent with the relative net asset value requirements of Rule 11a-2 under the 1940 Act.

—Minimum and Maximum Surrender Charge

43.	Staff Comment: Please show maximum charge only for this item. The Surrender Charge range may be shown in the footnote. [Instruction 1(f) to Item 4.] In footnote 1 relating to this charge, please add that the Surrender Charge is also based on the Face Amount of the Coverage Layer.

Response: We made the requested modification and will only disclose the maximum charge. The footnote was also modified.

—Illustration Request

44.	Staff Comment: In the right-hand column, please add “per request” after “$25.”

Response: We made the requested modification.

Periodic Charges Other Than Fund Operating Expenses

45.	Staff Comment: In the sentence introducing this table, please revise the reference to “portfolio fees” to “Fund fees.”

Response: We made the requested modification.

—Base Policy Charges

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46.	Staff Comment: In footnote 1, please replace “guaranteed charge is reduced to zero” with “charge is not deducted.”

Response: We made the requested modification.

47.	Staff Comment: Under Asset Charge, please conform presentation format by separating maximum and current charges.

Response: We made the requested modification.

48.	Staff Comment: Under Coverage Charge, the current charge formulae includes a Coverage Charge Factor while the guaranteed charge formulae does not. Please reconcile or explain in a footnote why a Coverage Charge Factor is used only for the current charge. Please delete the reference to footnote 8 in the right-hand column.

Response: We modified existing footnote 4 to explain the Coverage charge factor. We also deleted the footnote 8 reference.

49.	Staff Comment: Please move the Loan Interest Charge so that it is a line item under Optional Benefit Expenses.

Response: We moved the Loan interest charge to the next section (Optional Benefit Charges).

—Optional Benefit Charges (Riders)

50.	Staff Comment: So as not to obscure fee information, please remove from the table all optional Riders that do not have a charge.

Response: We made the requested modification.

51.	Staff Comment: Under Premier Chronic Illness Rider, please conform the description of the representative Insured to the prevalent standard (i.e., male standard non-smoker who is Age 45 at Policy issue).

Response: We made the requested modification.

Principal Risks of Investing in the Policy

Risks Associated with Variable Investment Options

52.	Staff Comment: In the first sentence, please specify what is meant by “income benefits.”

Response: We removed the disclosure in question, it does not apply.

Insurance Company Risks

53.	Staff Comment: Please delete the last sentence of the risk factor since it is not relevant to insurance company risk.

Response: We deleted the last sentence.

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Policy Basics

Owners, the Insured, and Beneficiaries

—Beneficiaries

54.	Staff Comment: The disclosure states that “[t]he contingent Beneficiary will receive the Death Benefit Proceeds if the primary Beneficiary dies.” If only one contingent Beneficiary may be named, please specify this in the disclosure. Otherwise, please disclose how Death Benefit Proceeds will be paid if there is more than one contingent Beneficiary.

Response: There can be more than one contingent Beneficiary. We made modifications to the disclosure to provide clarity.

Policy Date

—Your Policy Date; —Re-dating your Policy

55.	Staff Comment: The last paragraph under Your Policy Date refers to “multiple applications” and “employer sponsored cases.” Please supplementally confirm whether this disclosure is relevant to the Policy. The last sentence under Re-dating your Policy refers to “an employer or corporate sponsored plan.” Please supplementally confirm whether this disclosure is relevant to the Policy.

Response: The disclosure referenced above does apply to this Policy. The vast amount of Policies issued will be to individual policy owners. However, there are some instances where a policy may be issued to an employer or corporate sponsored plan.

Your Free Look Right

56.	Staff Comment: In the first sentence of the fourth paragraph of the section, please add,” taxes” immediately after “any Policy charges.”

Response: We do not deduct specifically for any taxes (state and local premium taxes), any such taxes are covered by the Policy charges which are already referenced as a refunded amount when the free look right is exercised. No change will be made.

Statements and Reports We Will Send You

57.	Staff Comment: Please add annual Policy statements to the bullet point list and disclose the information to be included in that statement.

Response: We made the requested modification.

58.	Staff Comment: The last sentence of the third paragraph states that an investor can access documents online by visiting the Company’s website. Please explain which documents can be accessed.

Response: We modified the last sentence to direct the owner to the policy owner website

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where their specific statements referenced in this section can be found.

Death Benefits

Changing the Face Amount

—Requesting an Increase in Face Amount

59.	Staff Comment: The last bullet point states that “[a]n increase in Face Amount is not allowed if the Flexible Duration No-Lapse Guarantee Rider is in effect.” Please reconcile this with the statement in the Rider table that the Flexible Duration No-Lapse Guarantee Rider “[b]enefit will terminate upon electing an increase in Face Amount under the Policy.”

Response: For consistency, we modified the last bullet point in this section to be clear that the rider will terminate if a Face Amount increase is requested.

—Processing of Decreases

60.	Staff Comment: The last sentence states that “[i]f any Total Face Amount reduction results in the Face Amount of any Coverage Layer being less than one dollar, that Coverage Layer will be eliminated.” Please reconcile this with the earlier statement that “[t]he Face Amount of a Basic Life Coverage Layer that is added after issue may be decreased to zero, but it cannot be terminated.”

Response: Thank you for bringing this to our attention. In connection with our response to Comment 10, the earlier statement referenced above (“…that is added after issue may be decreased to zero…”) is accurate. The first reference in this Comment (“… being less than one dollar…”) was deleted.

Death Benefit Options

61.	Staff Comment: An investor must choose Death Benefit Option A or B. In the third bullet point of the second paragraph and elsewhere, please delete “if you have chosen Option A or B.”

Response: We made the requested modification.

Other Benefits Available Under the Policy

62.	Staff Comment: Describe the following benefits in this section: Dollar Cost Averaging, Portfolio Rebalancing, First-Year Transfer and the Fixed Option Interest Sweep (each a “transfer service”) and the Automated Income Option. Per the SAI, disclose that a Policy Owner may only participate in one transfer service at any time.

Response: We added the services and the Automated Income Option to this section.

63.	Staff Comment: Please bold the first paragraph of the section. [Item 11(a).]

Response: We made the requested modification.

64.	Staff Comment: In the Rider table —Conversion Rider, please change the reference to “insurance protection” in the left-hand column to the defined term “Coverage

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Layer.”

Response: The term was meant to cover all insurance coverage that a policy may provide. This rider will involve multiple policies (existing and new) and not all policies may use the “Coverage Layer” reference. To provide clarity and use a generic term that can cover all policies we changed the reference to “insurance coverage”.

65.	Staff Comment: In the Rider table —Flexible Duration No-Lapse Guarantee Rider, please replace “for a duration you choose, no matter how the market performs” with “even if the Policy’s Net Cash Surrender Value is insufficient to cover the total monthly deduction, provided that the No Lapse Guarantee Value less any Policy Debt is greater than zero.”

Response: We made the requested modification.

66.	Staff Comment: In the Rider table —Flexible Duration No-Lapse Guarantee Rider, in the right-hand column of the Rider state that “at initial purchase and during the entire time that you own the Flexible Duration No Lapse Guarantee Rider, you must allocate 100% of your Accumulated Value among the allowable Investment Options for the Rider listed under FUNDS AVAILABLE UNDER THE POLICY APPENDIX—Allowable Investment Options or the Rider will terminate. With respect to the last bullet point in the right-hand column, please confirm that the disclosure should not state that “[a]n increase in Face Amount is not allowed if the Flexible Duration No-Lapse Guarantee rider is in effect.” (See Comment 59.)

Response: We made the requested modifications. Also, the reference in the Rider table to FDNLG Rider termination upon a requested increase in Face Amount is accurate, the Rider will terminate. We modified the disclosure referenced in Comment 59 accordingly.

67.	Staff Comment: In the Rider table —Premier Chronic Illness Rider, —Premier Living Benefits Rider 2, and —Premier Living Benefits Rider, please briefly describe in the table the “eligibility and other conditions described in the Rider.”

Response: We made the requested modifications.

68.	Staff Comment: In the Rider table —Premier Chronic Illness Rider, please add that (a) during a Benefit Year (as defined in the Premier Chronic Illness Rider section) a Policy Owner can only change from Death Benefit Option B to Option A, and (b) during a Benefit Year transfers from the Fixed Account to the Variable Investment Options are not permitted.

Response: We made the requested modifications.

Optional Riders and Benefits

69.	Staff Comment: For ease of reference, consider ordering the discussion of the Riders in the table under Other Benefits Available under the Policy and under Optional Riders and Benefits in the same order.

Response: We made the requested modification; changed the Rider order under Other Benefits Available under the Policy to match Optional Riders and Benefits.

70.	Staff Comment: The discussion of the Short-Term No-Lapse Guarantee Rider and the

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Flexible Duration No-Lapse Guarantee Rider is highly technical. State that the Policy offers two no-lapse guarantee riders and explain in plain English how the Riders work and the material differences between the Riders. Please consider adding an overview section covering both the Short-Term No-Lapse Guarantee Rider and the Flexible Duration No-Lapse Guarantee Rider.

Response: We added a general overview section for the no-lapse guarantee riders and for the accelerated death benefit riders.

71.	Staff Comment: To the extent not already disclosed, disclose in the introductory paragraph for each Rider whether there is a fee for the Rider.

Response: We reviewed each rider and made any necessary changes.

72.	Staff Comment: For each Rider for which examples have not been included, please provide examples illustrating the operation of the Rider in a clear, concise and understandable manner.

Response: We added examples.

Flexible Duration No-Lapse Guarantee Rider

73.	Staff Comment: Please add a discussion of the current charge for this Rider.

Response: We do have existing charge disclosure in the “Effect on Policy Values” subsection. We added the current charge rate. We also renamed and moved this section to appear earlier in the Rider disclosure.

—Rider Eligibility

74.	Staff Comment: Please replace the first sentence of the second bullet point with the following: “[a]t initial purchase and during the entire time that you own this Rider, you must allocate 100% of your Accumulated Value among the allowable Investment Options.” Please include the Allowable Investment Options in this section.

Response: We made the requested modification.

75.	Staff Comment: Please add all of the bolded disclosure under FUNDS AVAILABLE UNDER THIS POLICY APPENDIX—Allowable Investment Options to this section.

Response: We copied and inserted the bolded disclosure from the appendix into this section; disclosure appears in both sections.

—No Lapse Guarantee Value—Note:

76.	Staff Comment: The section contains a reference to “the Policy’s Cash Value.” Cash Value is not a defined term. Should the reference be to Cash Surrender Value? In the same sentence, please add, if accurate, that the values added to the No-Lapse Guarantee Value are not added to the Accumulated Value.

Response: The “Cash Value” reference should be Accumulated Value. We made the

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appropriate modification.

77.	Staff Comment: The disclosure states “[f]urther, in the case of policies under Death Benefit Option B or those policies subject to the Minimum Death Benefit, the No Lapse Guarantee Value is not used in the determination of the Death Benefit under the policy.” However, based on the disclosure on page 22 of the Prospectus, it appears that both Death Benefit Options A and B are subject to the Minimum Death Benefit Amount. Please clarify the disclosure.

Response: For clarity, we modified the “Note” disclosure as follows:

“The No-Lapse Guarantee Value is tracked only for purposes of determining if the No Lapse Guarantee is in effect. The value, including any Accumulation Amounts added to the No-Lapse Guarantee Value, is not added to the Policy’s Accumulated Value, and as such cannot be withdrawn or loaned against, and is not used in the determination of the Death Benefit or to any other benefit under the Policy.”

— Basic and Excess Fund under the Rider

78.	Staff Comment: The defined term Rider Specifications is used in this section and elsewhere in the Prospectus. If the reference should be to Policy Specifications, please correct in each place. If not, please define Rider Specifications.

Response: The reference should be to the Policy Specifications. We changed all Rider Specifications accordingly.

—No-Lapse Accumulation Amount

79.	Staff Comment: In the second example, if the Rider will terminate because the Net No-Lapse Guarantee Value is less than zero, please disclose this specifically.

Response: This section only describes and provides examples for the No-Lapse Accumulation Amount which can be negative and less than zero. Adding any reference in this section to the Net No-Lapse Guarantee Value would be out of context and may cause confusion. No changes will be made.

80.	Staff Comment: It is unclear from the examples provided how the Rider could benefit a Policy Owner. Please add examples where payment of premiums, withdrawals and loans are made in parallel by a Policy Owner that holds the Rider, and one that does not, to illustrate how the Rider may aid in keeping the Policy in force.

Response: We added an example as requested.

—Important Considerations

81.	Staff Comment: Please add, as accurate, (a) an increase in Face Amount is not allowed if the Flexible Duration No-Lapse Guarantee Rider is in effect or (b) the Rider will terminate upon electing an increase in Face Amount under the Policy. (See Comment 59.)

Response: We added additional disclosure, in bold, to this section – the rider will terminate upon an elected increase in Face Amount under the Policy.

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Short-Term No-Lapse Guarantee Rider

82.	Staff Comment: The discussion of the Short-Term No-Lapse Guarantee Rider under Other Benefits Available under the Policy states that the “[b]enefit will terminate if any rider added to the Policy after issue has charges.” Please add this statement to the discussion in this section.

Response: The statement appears in the “Termination” section of the STNLG Rider. No changes made.

83.	Staff Comment: The first sentence states “[t]his Rider provides for the continuation of death benefit coverage for a specified guarantee period . . .” Please reconcile this with the later statement that “[i]f the guarantee under this Rider is in effect, the Policy and any attached optional benefits that are currently In Force, will remain In Force, will not enter the grace period, and will not lapse.”

Response: To provide clarity and to reconcile the two statements, we added disclosure to make it clear that if the guarantee under the Rider is in effect, the Policy will not lapse during the specified guarantee period.

—How the Rider Works

84.	Staff Comment: The second bullet point lists as a condition to continued effectiveness of the Rider that the Policy Owner must “have taken no Policy loans or withdrawals.” Please reconcile this with the statement under Other Benefits Available under the Policy describing this Rider which states that “Policy loans or withdrawals taken will reduce the benefit.”

Response: Thank you for pointing this out. We removed the second bullet point.

85.	Staff Comment: Please revise the following statement for clarity: “[t]he Policy will also continue in effect under this Rider if flexible premium payments are made and with increases to the Face Amount as long as the No-Lapse Credit less Policy Debt is equal to or greater than zero.” Please reconcile this with the third bullet point which states that there cannot be any changes (scheduled or unscheduled) in the Face Amount under the Policy.

Response: Thank you for pointing this out. We removed the third bullet point.

Premier Chronic Illness Rider

86.	Staff Comment: In an appropriate location in the Prospectus, please clearly explain the difference in benefits under this Rider and the benefits under the two Premier Living Benefit Riders.

Response: We added a general overview section for the accelerated death benefit riders and the no-lapse guarantee riders.

87.	Staff Comment: Please disclose in a prominent manner, if accurate, that if a Policy Owner chooses to exercise the Rider, at the time the Company pays any benefit payment, it will reduce the Policy’s Death Benefit by an amount greater than the benefit payment itself, and that other Policy values, including the Surrender Charge, Accumulated Value and Total Face

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Amount will be reduced pro rata.

Response: We made the requested modification.

—Rider Charge

88.	Staff Comment: The maximum monthly charge for the Rider is shown. Please also disclose the current charge.

Response: We made the requested modification.

89.	Staff Comment: The disclosure under Optional Benefit Charge for any No-Lapse Guarantees Using a No- Lapse Guarantee Value appears to be misplaced. If this disclosure relates to charges for the Flexible Duration No-Lapse Guarantee Rider, please move and tailor the terms for that Rider.

Response: The disclosure is correct and is included in the Premier Chronic Illness Rider form that will be provided to the owner. To provide clarity, we modified this section in the Premier Chronic Illness Rider and corresponding sections of the Premier Living Benefit Rider, Premier Living Benefit Rider 2, and the Terminal Illness Rider to be explicit with naming the FDNLG Rider. We also modified disclosure in the FDNLG Rider to list the other applicable optional benefits riders in the “No-Lapse Deduction” section.

—Rider Terms

90.	Staff Comment: In the definition of Accelerated Death Benefit, if appropriate, please replace “written statement” with “Written Certification”

Response: We made the requested modification.

91.	Staff Comment: In the definition of Elimination Period, please disclose how the Elimination Period is calculated.

Response: The Elimination Period is a fixed number of days. We modified the disclosure to include the number of days that comprises the period.

92.	Staff Comment: In the definition of Lifetime Benefit Amount, please disclose that the initial Lifetime Benefit Amount may not be the amount used in calculating a benefit payment under the Rider because the Lifetime Benefit Amount is determined at the time the eligibility conditions are met for purposes of the benefit payment.

Response: We made the requested modification.

93.	Staff Comment: In the definition of Lifetime Benefit Percentage, please disclose whether the Lifetime Benefit Percentage may change. Move the statement that the Lifetime Benefit Percentage is shown in the Policy Specifications from the definition of Lifetime Benefit Amount to this definition.

Response: We made the requested modifications.

94.	Staff Comment: In the definition of Maximum Per Diem Limitation Percentage, please explain how the Maximum Per Diem Limitation Percentage is used in calculating the

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Maximum Monthly Benefit Payment.

Response: For clarity, we added a cross reference to the “Benefit Payment – Maximum Monthly Benefit Payment section in this Rider,

—Request for Benefits

95.	Staff Comment: In the second paragraph of this section, the disclosure states “you must still submit written proof that the eligibility conditions have been met along with the nature and exten[t] of the chronic illness.” If this is a reference to the Written Certification, please use the defined term.

Response: The reference to written proof in this paragraph does not apply to the Written Certification from a licensed health care practitioner. To provide clarity, we added a cross reference to the “Eligibility Conditions” section of the rider.

96.	Staff Comment: In the circumstances described in the first bullet point in the section, if the new Benefit Year begins before the current Benefit Year ends, please explain what happens to the remaining payments to be made if the Policy Owner chose the monthly benefit option.

Response: We added the requested disclosure.

—Lifetime Benefit Amount

97.	Staff Comment: In the first paragraph, please disclose how an increase in the Death Benefit affects the Lifetime Benefit Amount.

Response: We added the requested disclosure.

98.	Staff Comment: Please define the term Minimum Lifetime Benefit Amount.

Response: We added disclosure to this section to explain the term.

—Benefit Payment

99.	Staff Comment: In the definition of Discount Rate, please disclose who publishes the maximum statutory adjustable policy loan interest rate and when it is published.

Response: We made the requested modification.

100.	Staff Comment: Under Who Benefit Proceeds Are Paid To, please revise for clarity the phrase “subject to any required acknowledgement of concurrent for payout.”

Response: The reference was meant to cover any assignee or irrevocable beneficiary. We modified the disclosure for clarity.

—Rider Effects on Your Policy Values

101.	Staff Comment: Please revise the bullet point “any surrender charge for each Coverage Layer and any maximum surrender charge” in light of the statement under Withdrawals, Surrender and Loans—Surrendering Your Policy that the “Maximum Surrender Charge is the sum of the

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maximum surrender charges on any Coverage Layer that has an associated surrender charge.”

Response: We removed the reference to the maximum surrender charge in this section.

—Other Rider Effects on Your Policy

102.	Staff Comment: Please revise the last two bullet points in the section to name the specific no-lapse guarantee Rider and tailor the disclosure for that Rider. Please also make corresponding changes to the parallel disclosure for the Premier Living Benefits Rider 2 and the Premier Living Benefits Rider.

Response: We made the requested modifications.

103.	Staff Comment: At the end of the bolded paragraph in the section, please discuss the general effect on premium limitations and Death Benefits required in order for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract and/or add a cross reference to any more detailed discussion in the Prospectus.

Response: We added cross references where additional information can be found. We also added the same cross references to the other riders that have the bolded paragraph.

Premier Living Benefits Rider 2

—Premier Living Benefits Rider 2 Effects on Other Riders

104.	Staff Comment: Reference is made to “term insurance rider” in this section and elsewhere. The Policy does not offer a term insurance rider. Please supplementally explain why discussion of term insurance riders is included in the Prospectus or delete such references.

Response: We removed all references to term insurance rider.

—Things to Keep in Mind

105.	Staff Comment: The section uses capitalized terms defined in this Prospectus to describe benefits and features of other variable life insurance policies. To avoid investor confusion, please limit the use of defined terms to discussion of benefits and features of the Policy offered by this Prospectus.

Response: We made modifications to the applicable paragraph to be more general in nature but still apply to insurance policies. We also added new section headings for clarity.

How Premiums Work

Your Initial Premium

106.	Staff Comment: Please disclose in this section the minimum initial premium required, if any. If none, please so state. [Item 9(a)(1).]

Response: We added disclosure that there is no minimum initial premium required.

Deductions from Your Premiums

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107.	Staff Comment: In the second paragraph, please clarify that if the Policy Owner replaces or converts her Policy to a new policy that is a variable life policy, the value transferred to the new policy will not be subject to any premium load, including any internal premium load.

Response: We added the following to this paragraph:

“If the existing policy you have with us is a variable universal life policy, the value transferred from the old policy will not incur any premium load, including any internal premium load. Premium loads will apply on the new policy for additional premiums added at issue or after the initial premium paid.”

Allocating Your Premiums

108.	Staff Comment: In the first paragraph of the section, please disclose that for the Flexible Duration No- Lapse Guarantee Rider, at initial purchase and during the entire time that the Policy Owner owns this Rider, she must allocate 100% of her Accumulated Value among the allowable Investment Options as indicated under the FUNDS AVAILABLE UNDER THIS POLICY APPENDIX—Allowable Investment Options.

Response: We made the requested modification.

Your Policy’s Accumulated Value

109.	Staff Comment: At the end of the introductory section, please reference the Flexible Duration No-Lapse Guarantee Rider and the Short-Term No-Lapse Guarantee Rider and cross reference the lapsing and reinstatement disclosure below.

Response: We made the requested modifications.

Policy Charges

110.	Staff Comment: Please add Fund Charges and Expenses as the fourth charge in the list.

Response: We respectfully decline to make this change. Fund fees are deducted at the fund level by the fund are not part of any Policy Charges deducted.

111.	Staff Comment: Briefly describe all current transaction charges in this section. [Item 7(a).] Please revise the first sentence after the list of charges to state that the maximum transaction fees are shown in the Fee Tables.

Response: We made the requested modifications.

Monthly Deductions

112.	Staff Comment: Please add Loan interest charge to the list of charges comprising the Monthly Deduction.

Response: The Loan interest incurred is not part of the Monthly Deduction. The loan interest charge is accrued daily and any loan interest that has accrued is due on each Policy Anniversary. Any unpaid loan interest on each Policy Anniversary will be added to the Loan

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Account. We added disclosure in the Policy Charges section to describe the loan interest and any crediting to the loan account.

113.	Staff Comment: Briefly describe current charges for all charges listed in this section. [Item 7(a).]

Response: We made the requested modifications.

Lapsing and Reinstatement

114.	Staff Comment: Please add disclosure explaining that the Policy will not lapse if the Policy Owner satisfies the requirements of the Flexible Duration No-Lapse Guarantee Rider or the Short-Term No-Lapse Guarantee Rider and include a cross-reference to the discussion of the Riders in the Prospectus.

Response: We added disclosure in this section.

115.	Staff Comment: In the third paragraph immediately before the sentence “[f]or more information regarding payment due to keep your Policy In Force, please contact our Life Insurance Division,” please describe how the amount of the additional premiums will be determined. [Item 9(a)(3).]

Response: We made the requested modification.

Your Investment Options

Fixed Option

116.	Staff Comment: Please qualify the statement that “[t]here are no investment risks” related to the Fixed Option to account for risks related to the Company’s claims paying ability.

Response: we made the requested modification.

117.	Staff Comment: As there is a single fixed option, please correct references in this section to Fixed Options.

Response: We made the requested modification where applicable.

118.	Staff Comment: In the fifth bullet point the Company states “[i]f we do not have Allocation Instructions that include other available Investment Options, any allocations in excess of the limit will be allocated to the currently available money market Fund. We may increase the limits at any time at our sole discretion.” Please supplementally explain the basis for this default to a money market fund.

Response: We modified the disclosure to remove the money market reference and add that we will make contact to obtain updated allocation instructions.

Transferring among Investment Options and Market-timing Restrictions

—Transfers

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119.	Staff Comment: Please remove references to Indexed Accounts in this section.

Response: We made the requested modification.

120.	Staff Comment: In the last bullet point in the section, the Company reserves “the right to impose limits on transfer amounts, the value of the Investment Options you are transferring to or from, or impose further limits on the number and frequency of transfers you can make.” Please supplementally explain why it is appropriate to impose such future, unspecified limits on Policy Owners purchasing under this Prospectus?

Response: We have the disclosure to cover us for the unknown and unforeseen events that could occur and action is needed to curb market timing or to carry over further limitations or restrictions imposed by an underlying Fund as they monitor for market timing or other Fund management needs.

121.	Staff Comment: The last sentence of the section states that there are no exceptions to the transfer limitations in the absence of, among other things, “other extraordinary circumstances.” Please delete this phrase or explain what it is intended to cover.

Response: See response to Comment 120 above.

—Market-timing restrictions

122.	Staff Comment: To avoid confusion, where appropriate in this section and elsewhere, please revise all references to “portfolio(s), “ “underlying portfolio(s),” “portfolio(s) of Fund(s)” or “shares of portfolio(s) of Fund(s)” to “Fund(s)” since the term is defined as “one of the funds providing underlying portfolios for the Variable Investment Options offered under the Policy.”

Response: We made the requested modification where applicable.

Withdrawals, Surrenders and Loans

123.	Staff Comment: Immediately after the fourth sentence in the section, and elsewhere as appropriate in the Prospectus, please add that withdrawals and surrenders may have tax consequences, including a possible tax penalty if withdrawn before age 59 1∕2.

Response: We made the requested modification.

Making Withdrawals

—How withdrawals affect your Policy’s Death Benefit

124.	Staff Comment: Please provide examples illustrating the bullet points in this section.

Response: We respectfully decline as the bullet points are self-explanatory and do not invoke complicated calculations. Most bullet points state minimum amounts or a document request.

Surrendering Your Policy

125.	Staff Comment: The disclosure states that the “Maximum Surrender Charge is the sum of the maximum surrender charges on any Coverage Layer that has an associated surrender

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charge.” Please delete “maximum” in the second instance in the sentence, or supplementally explain why it should be retained. Please revise other statements in this section that suggest that the Maximum Surrender Charge is a charge associated with a single Coverage Layer (and not the sum of any applicable surrender charge on a Coverage Layer).

Response: We made modifications to provide clarity.

126.	Staff Comment: To better illustrate the calculation of Surrender Charges, please include additional examples (e.g., the Surrender Charge in Policy months 12 and 70 and a maximum Surrender Charge on a Policy with more than one Coverage Layer subject to a Surrender Charge).

Response: We added the requested examples.

About Pacific Life

How Our Accounts Work

—General Account

127.	Staff Comment: Please remove the word “optional” in the following sentence: “[o]ur obligations under the Policy which include the death benefit and other benefits provided under any optional rider, are paid from the General Account.”

Response: We made the requested modification.

128.	Staff Comment: At the end of the first paragraph, please consider including the website address where the Company’s ratings information may be found.

Response: Thank you, we will take that into consideration.

—Separate Account

129.	Staff Comment: At the end of the first paragraph, please add that the assets of the Separate Account may not be used to pay any liabilities of the Company other than those arising from the Policies. [Item 6.(b)(2).]

Response: We made the requested modification.

—Making changes to the Separate Account

130.	Staff Comment: Please revise the first sentence of the section for clarity. In this regard, please explain what is meant by “comply with the laws that apply.”

Response: We removed the “as long as we comply…” reference since we have more detail in the paragraphs below, that are in close proximity, regarding the SEC, insurance regulators, and Policy Owners as applicable. The existing disclosure was not meant to line up all the laws that could apply, just convey that we will take all required steps and pre-approvals as necessary to make such changes to the separate account.

131.	Staff Comment: The Company states “[i]f we make any changes to Variable Accounts or substitution of securities, we can make appropriate changes to this Policy or any of our

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other policies…” In this section, and elsewhere as appropriate, please replace “securities” with the term “fund” or “Fund.”

Response: We made the requested modification where applicable.

Illustrations; Lost Policy; Audits of Premiums/Loans; and Risk Class Change

132.	Staff Comment: The subsections, Illustrations, Lost Policy, Audits of Premiums/Loans and Risk Class Change appear under the heading About Pacific Life. Please move these subsections to General Information About Your Policy or Policy Basics, as appropriate.

Response: We made the requested modification.

Legal Proceedings and Legal Matters

133.	Staff Comment: In the second sentence, if true, please revise “that would have a material adverse effect on… PSD” to “that would have a material adverse effect on the ability of PSD to perform its duties as distributor.” [Instruction to Item 16.]

Response: We modified the sentence as follows [new disclosure underlined for reference]:

“…that would have a material adverse effect on the Separate Account, the ability of PSD to perform its duties as distributor, or on our ability to meet our obligations under the Policy.”

Funds Available Under the Policy Appendix

134.	Staff Comment: Please revise the heading of this appendix to “Appendix: Funds Available under the Policy.” Please make conforming changes to all cross references to this appendix. [Item 18.]

Response: We made the requested modification in the appendix and throughout the document.

135.	Staff Comment: Please include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. [Instruction 1(e) to Item 18.]

Response: We respectfully decline to make this modification, it does not apply.

136.	Staff Comment: Supplementally explain whether a Policy Owner holding a Flexible Duration No Lapse Guarantee Rider may allocate to the Fixed Account. If not, please disclose this limitation in the introduction to the table on Allowable Investment Options and in the Prospectus under Other Benefits Available under the Policy and Optional Riders and Benefits.

Response: We will make the appropriate modification once we determine the final list of allowable investment options for this rider.

PART C

Exhibits

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137.	Staff Comment: Please file executed copies of agreements filed as “form of” agreements. See Rule 483 under the 1933 Act.

Response: Fund agreements could not be updated at this time. However, we will update as soon as practicable which may occur after this Registration Statement goes effective.

138.	Staff Comment: The Powers of Attorney incorporated by reference into the Registration Statement do not specifically reference this Registration Statement. Please execute and file new Powers of Attorney with the next pre-effective amendment authorizing the filing of this Registration Statement. See Rule 483 under the 1933 Act.

Response: We will include updated powers of attorney in a pre-effective amendment.

EXHIBITS

Summary Prospectus for New Investors

139.	Staff Comment: To the extent relevant, please apply all foregoing comments to the Prospectus to the Summary Prospectus for New Investors (“ISP”).

Response: We will carry over any applicable changes to the ISP.

140.	Staff Comment: Please supplementally confirm that the following sections of the summary prospectus are identical to the corresponding sections of the statutory Prospectus: Important Information You Should Consider About the Policy (Item 2); Overview of the Policy (Item 3 ); Standard Death Benefits (Item 10(a)); Other Benefits Available Under the Policy (Item 11(a)); Buying the Policy (Item 9(c)-(c)); How Your Policy Can Lapse (Item 14(a)-(c)); Making Withdrawals: Accessing the Money in Your Policy (Item 12(a); Additional Information About Fees (Item 4); and Funds Available Under the Policy Appendix (Item 18). See also Rule 498A.

Response: We hereby confirm that when intend to utilize a summary prospectus, the disclosure sections for the Form N-6 Items referenced above that appear in the summary prospectus will be materially identical to the corresponding sections in the statutory prospectus.

141.	Staff Comment: Please supplementally confirm that in the electronic version of the ISP: (a) the website address in the legend will comply with the requirements of Rule 498A(b)(2)(v)(B) and any other website address will comply with the requirements of Rule 498A(i)(4); and (b) the Table of Contents, cross references, and all defined terms will comply with the requirements of Rule 498A(h)(2)(ii), (iii) and (iv), respectively.

Response: We hereby confirm that we will comply with the requirements of Rule 498A when we utilize a summary prospectus.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

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/s/ Brandon J. Cage

Brandon J. Cage